                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A - 16 AND 15D - 16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

FOR QUARTER ENDED SEPTEMBER 30, 1999            COMMISSION FILE NUMBER 001-11145

                        BIOVAIL CORPORATION INTERNATIONAL
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

             2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000



          INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                    FORM 20-F  X             FORM 40-F
                              ---                      ---

INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G 3-2 (B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                          YES                       NO  X
                              ---                      ---

                        BIOVAIL CORPORATION INTERNATIONAL
                                QUARTERLY REPORT

                                      INDEX


PART 1.  FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS, SEPTEMBER 30, 1999 AND
      DECEMBER 31, 1998.............................................           3

CONSOLIDATED STATEMENTS OF INCOME
      FOR THE NINE MONTHS AND THE THREE MONTHS ENDED
      SEPTEMBER 30, 1999 AND 1998...................................           4

CONSOLIDATED STATEMENTS OF CASH FLOWS
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998.........           5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..........................           6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
      AND RESULTS OF OPERATIONS ....................................          14

PART II. OTHER INFORMATION..........................................          20


(ALL DOLLAR AMOUNTS IN THIS DOCUMENT ARE EXPRESSED IN U.S. DOLLARS UNLESS OTHERWISE STATED.)

                        BIOVAIL CORPORATION INTERNATIONAL
                           CONSOLIDATED BALANCE SHEETS
         (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)


                                                                             SEPTEMBER 30,       December 31,
                                                                                  1999               1998
                                                                              (Unaudited)          (Audited)
                                                                              -----------          ---------
                ASSETS
CURRENT
  Cash and short-term deposits                                                $   22,938          $   78,279
  Accounts receivable                                                             48,060              42,768
  Inventories                                                                     14,053              10,542
  Executive stock purchase plan loans (Note 2)                                     2,320               2,924
  Deposits and prepaid expenses                                                    3,425               3,357
                                                                              ----------          ----------
                                                                                  90,796             137,870

LONG-TERM INVESTMENTS (Note 3)                                                    10,055              10,055
INVESTMENT IN FUISZ TECHNOLOGIES LTD. (Note 4)                                    77,118                   -
CAPITAL ASSETS, net                                                               26,930              23,677
OTHER ASSETS, net                                                                 28,574              28,317
                                                                              ----------          ----------
                                                                              $  233,473          $  199,919
                                                                              ==========          ==========

             LIABILITIES
CURRENT
  Accounts payable                                                            $   17,013          $   12,244
  Accrued liabilities                                                              8,163               4,129
  Income taxes payable                                                             2,007               1,004
  Customer prepayments                                                            17,443               4,516
  Current portion of long-term debt                                                  747                 653
                                                                              ----------          ----------
                                                                                  45,373              22,546

LONG-TERM DEBT                                                                   125,478             126,182
                                                                              ----------          ----------
                                                                                 170,851             148,728
                                                                              ----------          ----------
        SHAREHOLDERS' EQUITY
  Share capital (Note 5)                                                          21,797              19,428
  Warrants                                                                         8,244               8,244
  Retained earnings                                                               32,275              24,748
  Cumulative translation adjustment                                                  306              (1,229)
                                                                              ----------          ----------
                                                                                  62,622              51,191
                                                                              ----------          ----------
                                                                              $  233,473          $  199,919
                                                                              ==========          ==========

The accompanying notes are an integral part of the consolidated financial statements.

                        BIOVAIL CORPORATION INTERNATIONAL
                        CONSOLIDATED STATEMENTS OF INCOME
                  (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE
                    EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                                    THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                                        SEPTEMBER 30,                        SEPTEMBER 30,
                                                                 1999               1998              1999                 1998
                                                                 ----               ----              ----                 ----
REVENUE
     Product sales                                          $      28,730      $      16,540      $      66,271       $      45,303
     Research and development                                      12,240              8,974             27,592              20,927
     Royalty and licensing                                          4,637              3,476             16,139               9,905
                                                            -------------      -------------      -------------       -------------
                                                                   45,607             28,990            110,002              76,135
                                                            -------------      -------------      -------------       -------------
EXPENSES
     Cost of goods sold                                             8,946              6,946             21,833              18,956
     Research and development                                       7,699              4,047             19,482              12,179
     Selling, general and administrative                            7,678              4,067             20,282              12,521
                                                            -------------      -------------      -------------       -------------
                                                                   24,323             15,060             61,597              43,656
                                                            -------------      -------------      -------------       -------------
OPERATING INCOME
                                                                   21,284             13,930             48,405              32,479
EQUITY IN LOSS OF
     FUISZ TECHNOLOGIES LTD. (Note 4)                                (361)                 -               (361)                  -
INTEREST EXPENSE, net                                              (2,722)               (97)            (8,171)               (254)
                                                            -------------      -------------      -------------       -------------
INCOME BEFORE INCOME TAXES                                         18,201             13,833             39,873              32,225
PROVISION FOR INCOME TAXES                                          1,062                629              2,370               1,629
                                                            -------------      -------------      -------------       -------------
NET INCOME                                                  $      17,139      $      13,204      $      37,503       $      30,596
                                                            =============      =============      =============       =============
EARNINGS PER SHARE (Note 6)                                 $        0.70      $        0.49      $        1.53       $        1.14
                                                            =============      =============      =============       =============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                                 24,451,000         26,899,000         24,451,000          26,899,000
                                                            =============      =============      =============       =============

The accompanying notes are an integral part of the consolidated financial statements.

                        BIOVAIL CORPORATION INTERNATIONAL
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
         (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)


                                                                             NINE MONTHS ENDED
                                                                               SEPTEMBER 30,
                                                                          1999               1998
                                                                          ----               ----
NET INFLOW (OUTFLOW) OF CASH
RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
     Net income for the period                                         $  37,503          $  30,596
     Depreciation and amortization                                         4,960              3,534
     Equity in loss of Fuisz Technologies Ltd. (Note 4)                      361                  -
                                                                       ---------          ---------
                                                                          42,824             34,130
     Changes in non-cash operating items                                  14,278               (805)
                                                                       ---------          ---------
                                                                          57,102             33,325
                                                                       ---------          ---------
INVESTING
     Additions to capital assets, net                                     (5,281)            (2,505)
     Executive stock purchase plan loans (Note 2)                            719                 66
     Acquisition of product rights                                        (2,203)                 -
     Investment in Fuisz Technologies Ltd. (Note 4)                      (77,479)                 -
     Acquisition of long-term investments                                      -            (10,000)
     Acquisition of royalty interest                                           -            (15,000)
     Increase in other assets                                                  -             (4,165)
                                                                       ---------          ---------
                                                                         (84,244)           (31,604)
                                                                       ---------          ---------
FINANCING
     Acquisition of share capital                                        (30,593)           (22,598)
     Issuance of share capital                                             2,985              3,776
     Reduction in other long-term debt                                      (667)            (8,455)
     Increase in other long-term debt                                          -             19,141
                                                                       ---------          ---------
                                                                         (28,275)            (8,136)
                                                                       ---------          ---------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                       76                (19)
                                                                       ---------          ---------

DECREASE IN CASH                                                         (55,341)            (6,434)

CASH AND CASH EQUIVALENTS,
     BEGINNING OF PERIOD                                                  78,279              8,275
                                                                       ---------          ---------

CASH AND CASH EQUIVALENTS,
     END OF PERIOD                                                     $  22,938          $   1,841
                                                                       =========          =========
REPRESENTED BY:
     Cash and short-term deposits                                      $  22,938          $  11,892
     Bank indebtedness                                                         -            (10,051)
                                                                       =========          =========
                                                                       $  22,938          $   1,841
                                                                       =========          =========

The accompanying notes are an integral part of the consolidated financial statements.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED
                         IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

1.   SIGNIFICANT ACCOUNTING POLICIES

     Biovail Corporation International (the "Company"), was amalgamated effective March 29, 1994, under the laws of the province of Ontario. The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. There were no material differences between generally accepted accounting principles in Canada and generally accepted accounting principles in the United States in the reporting periods except for those described in Note 9.

     1998 FIGURES

     Certain of the 1998 figures have been reclassified to conform to the 1999 presentation.

     For a full description of the other accounting policies of the Company, reference is made to the Annual Report on Form 20-F for the year ended December 31, 1998.

     In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the period presented have been made and all such adjustments are of a normal recurring nature.

2.   EXECUTIVE STOCK PURCHASE PLAN LOANS

     Executive Stock Purchase Plan ("ESPP") loans, of $2,320,014 at September 30, 1999, were made to finance the acquisition of shares of the Company on the open market by executive officers. The loans are secured by shares of the Company owned by the executive officers and bear interest at 1/4% over the bank prime rate, which is equal to the Company's rate for borrowing. The loans and all outstanding interest were repaid to the Company in October 1999.

3.   LONG-TERM INVESTMENTS

     In March, 1998, the Company made a $7,543,127 investment in a marketable securities fund. The investment is carried at cost, less provision to recognize any decline in value that is other than temporary. The fair value of the investment at September 30, 1999 was $5,751,523.

     In July, 1998, in connection with the acquisition from Celgene Corporation ("Celgene") of Canadian marketing and distribution rights in respect to immediate release and pulse release formulations of products containing d-methylphenidate hydrochloride, the Company made a $2,500,000 investment in common shares of Celgene, the supplier of the product. The fair value of the investment at September 30, 1999 was $5,404,057.

4.   INVESTMENT IN FUISZ TECHNOLOGIES LTD.

     The Company entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of July 25, 1999 with Fuisz Technologies Ltd. ("Fuisz"). Pursuant to the terms of the Merger Agreement, the Company and Fuisz agreed to enter a two-stage transaction consisting of cash and stock that valued Fuisz's shares at $7 per share.

     Prior to the entering into of the Merger Agreement, the Company had entered into agreements to acquire the beneficial ownership of 4,209,829 common shares of Fuisz for $29,468,803. On September 3, 1999, the Company completed the first stage of the Merger Agreement by accepting for payment an additional 6,585,225 common shares of Fuisz for cash of $46,096,575. As at September 30, 1999, the Company had paid cash of $68,565,378 and accrued $7,000,000 for payment of 10,795,054 Fuisz common shares which represents approximately 49% of the outstanding shares of Fuisz at September 30, 1999.

     At September 30, 1999, the investment in Fuisz account is comprised of the cost of the shares of Fuisz of $75,565,378 together with the estimated costs of acquiring these shares of $1,913,500 offset by the Company's share of the results of Fuisz for the period from September 3, 1999 accounted for on the equity basis. The cost of acquisition has been allocated to the Company's share of Fuisz's identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of the fair value of the assets acquired over the underlying net assets is being amortized over the estimated useful lives of the assets acquired and is included in the equity in loss of Fuisz account. Accumulated amortization at September 30, 1999 amounted to $300,487.

     The allocation of purchase price in excess of fair value of net tangible assets acquired represents estimates based upon preliminary information and analysis. The Company has retained an independent third party to complete a formal valuation of the purchased in-process research and development and other intangible assets acquired in the purchase. The Company is also currently reviewing divesting of a portions of the assets acquired and have allocated values to these assets on a preliminary basis. The allocation of the these amounts in the purchase price are subject to adjustment following the completion of this process.

5.   SHARE CAPITAL

     From January 1, 1999 to September 30, 1999, in accordance with the Company's stock repurchase program, the Company has repurchased an additional 732,700 common shares at a cost of $30,592,796. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $29,976,417 has been charged to retained earnings.

6.   EARNINGS PER SHARE

     Earnings per share, for all interim periods presented have been calculated using the weighted number of shares outstanding during the year. The earnings per share on a fully diluted basis giving effect to the exercise of all options and warrants granted would have been $0.62 and $0.47 for the three months ended September 30, 1999 and 1998 respectively and $1.38 and $1.08 for the nine months ended September 30, 1999 and 1998 respectively.

7.   LITIGATION

     From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the Company's filing of its ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA's approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. The Company is currently litigating a number of such actions and the Company is vigorously defending these suits by denying infringement of the patents and has or will be asserting counterclaims seeking damages for violation of the anti-trust laws of the U.S. and for tortious interference with the Company's prospective business advantage. While the Company is not currently able to determine the potential liability, if any, related to such matters, the Company believes none of the matters, individually or in aggregate, will have a material adverse effect on its financial position, results of operations or cash flows.

8.   SEGMENTED INFORMATION AND MAJOR CUSTOMERS

     The Company's operations consist of three segments - Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

     The PRODUCT SALES segment covers sales of production from the Company's Puerto Rico and Steinbach, Manitoba, facilities and sales by the Crystaal Division.

     The RESEARCH AND DEVELOPMENT segment covers all revenues generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including Intelligent Polymers Limited, and product development milestone fees.

     The ROYALTY AND LICENSING segment covers royalty revenues received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights and product or technology licensing fees.

     The following table sets forth information regarding segment operating income:

                                                                         RESEARCH            ROYALTY
     NINE MONTHS ENDED                                 PRODUCT              AND                AND
     SEPTEMBER 30, 1999                                 SALES           DEVELOPMENT         LICENSING           TOTAL
     ------------------                                 -----           -----------         ---------           -----
     Revenues from external
          customers                                  $  66,271          $  27,592          $  16,139          $ 110,002
                                                     ---------          ---------          ---------          ---------
     Segment operating
          income                                        30,255              6,590             15,928             52,773
     Unallocated amounts
        Selling, general and
          administrative expenses
     Equity in loss of Fuisz Technologies Ltd.                                                                   (4,368)
     Interest expense, net                                                                                         (361)
                                                                                                                 (8,171)
                                                                                                              ---------
     Income before income taxes                                                                               $  39,873
                                                                                                              =========


                                                                         RESEARCH            ROYALTY
     NINE MONTHS ENDED                                 PRODUCT              AND                AND
     SEPTEMBER 30, 1998                                 SALES           DEVELOPMENT         LICENSING           TOTAL
     ------------------                                 -----           -----------         ---------           -----
     Revenues from external
          customers                                  $  45,303          $  20,927          $   9,905          $  76,135
                                                     ---------          ---------          ---------          ---------
     Segment operating
          income                                        17,797              7,363              9,711             34,871
     Unallocated amounts
        Selling, general and
          administrative expenses                                                                                (2,392)
        Interest expense, net                                                                                      (254)
                                                                                                              ---------
     Income before income taxes                                                                               $  32,225
                                                                                                              =========


9.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Cdn. GAAP") which differ in certain respects from those applicable in the United States ("U.S. GAAP"). The material differences as they apply to the Company's financial statements are as follows:

a)   Reconciliation of net income (loss) under Cdn. and U.S. GAAP


                                                                             NINE MONTHS ENDED SEPTEMBER 30
                                                                             ------------------------------
                                                                              1999                       1998
                                                                              ----                       ----
     Net income under Cdn. GAAP...........................               $   37,503                   $   30,596
     U.S  GAAP adjustments:
     Reversal of previously expensed product
               launch advertising costs (i)...............                      328                            -
     Collection of warrant subscription
               receivable (ii)............................                   (2,383)                        (958)
     Compensation cost for employee stock
               options (iii)..............................                   (1,350)                      (1,594)
     Additional equity loss (iv).......................                     (56,781)                           -
                                                                         ----------                   ----------
     Net income loss according to U.S. GAAP                              $  (22,683)                  $   28,044
                                                                         ==========                   ==========

     Earnings (loss) per share under U.S. GAAP
          Basic...........................................               $    (0.93)                  $     1.04
          Fully diluted...................................               $    (0.93)                  $     1.03
     Weighted average number of common shares
          outstanding under U.S. GAAP (000's)
          Basic...........................................                   24,451                       26,889
          Fully diluted...................................                   25,417                       27,239



(i) For the purposes of reporting under U.S. GAAP, companies are required to write off certain product launch and advertising costs incurred during the year. This adjustment represents the portion of product launch and advertising costs currently expensed under Cdn. GAAP which have been previously written off under U.S. GAAP.

(ii)  See Note 9 (c)

(iii) For the purposes of reporting under U.S. GAAP, the Company accounts for compensation expense for certain employee stock option plans under the provisions of Accounting Principles Board Opinion 25. No such expense is required to be determined under Cdn. GAAP.

(iv) The amount of equity loss attributable to the Company's investment in Fuisz must also be adjusted for the differences between Canadian GAAP and U.S. GAAP for Fuisz which are as follows:

     Additional equity loss for in-process research and development (a)       $56,835
     Reduction in interest expense on convertible debentures (b)                   54
                                                                              -------
     Incremental equity loss, U.S. GAAP                                       $56,781
                                                                              =======


     (a) For U.S. GAAP, the portion of the investment account attributable to in-process research and development ("IPR&D") must be written off immediately. Under Cdn. GAAP, the portion of the equity account attributable to IPR&D of $57,120,168 has been capitalized and is being amortized over its useful life of fifteen years. Under Cdn. GAAP, the amortization of IPR&D for the period September 3, 1999 to September 30, 1999 was $285,601. The differential of $56,834,567 is reflected in the reconciliation above. As described in Note 4, the value attributable to the IPR&D is based on preliminary estimates and analysis and is subject to change following the completion of the valuation opinion by an independent third party.

     (b) For U.S. GAAP, the value of the holder conversion option relating to the convertible debentures of Fuisz is recorded as a component of the underlying debt instrument. Under Cdn. GAAP, this value is recorded as a permanent addition to shareholders' equity. This amount is amortized on a yield basis to interest expense with a corresponding accretion in the principal outstanding of long-term debt. The adjustment reflected in the reconciliation above reverses the amortization of $53,690 included in the equity in loss of Fuisz account.

b)   Comprehensive income

     Under U.S. GAAP, the following additional disclosure would be provided pursuant to the requirements of SFAS No. 130 "Reporting Comprehensive Income" which establishes standards for the reporting of comprehensive income and its components:

                                                                                    NINE MONTHS ENDED
                                                                                      SEPTEMBER 30
                                                                                      ------------
     Statement of comprehensive income (loss)                                    1999                1998
                                                                                 ----                ----
     Net income (loss) according to U.S. GAAP......................            $(22,683)           $28,044
                                                                               --------            -------
     Other comprehensive income (loss), net of tax
        Foreign currency translation  adjustment...................               1,535               (426)
        Unrealized holding gain on long-term
           investments.............................................               1,990              1,235
                                                                               --------            -------
     Other comprehensive income....................................               3,525                809
                                                                               --------            -------
     Comprehensive income (loss) under U.S. GAAP...................            $(19,158)          $ 28,853
                                                                               ========            =======

     Accumulated other
       comprehensive
       income (loss)
       balances                                   SEPTEMBER 30, 1999                                 SEPTEMBER 30, 1998
                                  ----------------------------------------------       ---------------------------------------------
                                    FOREIGN        UNREALIZED GAINS                      FOREIGN         UNREALIZED
                                    CURRENCY         (LOSSES) ON                         CURRENCY         GAINS ON
                                  TRANSLATION        INVESTMENTS          TOTAL        TRANSLATION       INVESTMENTS         TOTAL
                                  -----------        -----------          -----        -----------       -----------         -----
    Balance, beginning
         of period                 $ (1,229)         $    (877)        $ (2,106)         $   (960)         $      -        $  (960)
    Current year change               1,535              1,990            3,525              (426)         $  1,235            809
                                   --------          ---------         --------          --------          --------        -------
    Balance, end
    of period                      $    306          $   1,113         $  1,419          $ (1,386)         $  1,235        $  (151)
                                   ========          =========         ========          ========          ========        =======


c)   The components of shareholders' equity under U.S. GAAP are as follows:

                                                                       SEPTEMBER 30,        DECEMBER 31,
                                                                       -------------        ------------
                                                                            1999               1998
                                                                            ----               ----
     Share capital........................................               $  21,797           $ 19,428
     Warrants.............................................                   8,244              8,244
     Warrants subscription receivable.....................                  (3,932)            (6,315)
     Retained earnings (deficit)..........................                 (26,548)            26,111
     Other comprehensive income (loss) ...................                   1,419             (2,106)
                                                                         ---------           --------
                                                                         $     980           $ 45,362
                                                                         =========           ========

     Under U.S. GAAP, the Company would record in paid-up capital an amount equal to the proceeds attributable to Warrants as determined at the time of their issuance along with an offsetting contra equity account, "Warrant subscription receivable". Under Cdn. GAAP, the offsetting amount has been recorded as a reduction in retained earnings.

10.  SUBSEQUENT EVENTS

     a) Public Offering

     On October 20, 1999, the Company completed a public offering of 5,000,000 common shares at $51 per share for gross proceeds of $255 million.

     On October 22, 1999, the Company and certain directors and executive officers of the Company completed the sale of an additional 750,000 common shares of the Company pursuant to an over-allotment option granted to the U.S. underwriters at a price of US$51 per share. Of the 750,000 additional shares, 660,000 were sold by the selling shareholders and 90,000 of the shares were sold by the Company. In addition, two of the selling shareholders exercised existing options to obtain the shares sold by them. The Company received additional gross proceeds of US$4,590,000 upon the completion of the over-allotment sale.

     b) Fuisz Technologies Ltd.

     On November 12, 1999 the stockholders of Fuisz approved and adopted the Merger Agreement. Under the terms of the Merger Agreement, each outstanding share of Fuisz common stock not already owned by the Company was converted into the right to receive .1197 of a share of the Company's common shares. Based on this ratio, the Company issued approximately 1,500,000 common shares.

     As a result of the acquisition of the outstanding 51% of the common shares of Fuisz, the Company anticipates incurring approximately an additional $60,000,000 charge to income relating to in-process research and development.

     On October 25, 1999 Fuisz completed the sale of its German, French and Italian subsidiaries to Shire Pharmaceuticals Group plc for a gross consideration of U.S. $39.5 million in cash.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)


OVERVIEW

Biovail Corporation International ("Biovail" or the "Company") derives its revenues from (i) developing and licensing oral controlled release products using its proprietary drug delivery technologies; (ii) manufacturing such products for sale to licensees and wholesalers; and (iii) providing pharmaceutical contract research services to third parties.

RESULTS OF OPERATIONS

Comparison of nine months ended September 30, 1999 and September 30, 1998

Revenue for the first nine months of 1999 was $110.0 million compared to $76.1 million in the comparable period in 1998. The increase was primarily due to increases in product sales, third party research and development revenue and royalty and licensing revenues. Net income increased to $37.5 million or $1.53 per share in the first nine months of 1999 from $30.6 million or $1.14 per share in the comparable period in 1998. Earnings per share have been calculated using the weighted average number of common shares outstanding during the period.

REVENUE

Product sales were $66.3 million for the first nine months of 1999 as compared to $45.3 million in the comparable period in 1998. In 1999, revenues were generated primarily on sales of Tiazac(R) to Forest Laboratories ("Forest") for the U.S. market, Canadian market sales of Tiazac(R) by the Company's Crystaal Division ("Crystaal") and the product launch shipments of the Company's generic version of Verelan and Crystaal's launch of Brexidol, Retavase, Celexa and Cardiac STATus(TM).

Research and development revenue was $27.6 million in the first nine months of 1999, as compared to $20.9 million in the comparable period in 1998. The increase was primarily due to a record level of contract development activity for third parties at the Company's Contract Research Division and research and development work relating to the development of branded products on behalf of Intelligent Polymers Limited ("IPL").

Net royalty and licensing revenue was $16.1 million in the first nine months of 1999, as compared to $9.9 million in the comparable period in 1998. The increase is primarily a result of increased royalty revenues from sales of Tiazac(R) in the U.S. market and product licensing fees received in the first quarter of 1999 related to the Company's agreement with Mylan with respect to Verelan, offset by lower royalties received from the sales of Oruvail due to the impact of generic competition.

COST OF GOODS SOLD AND GROSS MARGINS

The cost of goods sold as a percentage of product sales decreased to 33% in the first nine months of 1999 as compared to 42% in the comparable period in 1998.

Gross margins in 1999 on product sales for the first nine months were 67% as compared to 58% for the first nine months of 1998. The Company's gross margins are impacted by product sales price, product mix, manufacturing volumes and manufacturing costs. The increase in gross margins was due to the impact of higher margin contributions from Crystaal product sales, the impact of new products and a higher level of Tiazac(R) trade product shipments.

RESEARCH AND DEVELOPMENT

Research and development expenses were $19.5 million for the first nine months of 1999 as compared to $12.2 million in the comparable period in 1998. The increased spending reflected the increased level of activity related to the development of NDA products for IPL, work related to the development of ANDA products and additional third party work done at our Contract Research Division.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses were $20.3 million in the first nine months of 1999 compared to $12.5 million in the comparable period in 1998. The increase was due to increased levels of activity at our Crystaal operation requiring an expansion of the existing sales force and higher advertising and promotion expenditures associated with the launch of Retavase, Brexidol, Celexa and Cardiac STATus(TM) and a higher level of corporate activities.

OPERATING INCOME

Operating income increased to $48.4 million for the first nine months of 1999 compared to $32.5 million for the comparable period in 1998. Segment operating income for the first nine months of 1999, before unallocated selling, general and administrative expenses, was $52.8 million compared to $34.9 million in 1998. Of the 1999 total, product sales accounted for $30.3 million compared to $17.8 million in the previous year. This income relates primarily to the increased Tiazac(R) sales and the impact of new product launches for the Canadian market. The research and development segment accounted for $6.6 million in 1999 compared to $7.4 million in 1998, which included contribution to margins in respect of milestones attained under the Teva Pharmaceutical development agreement. Royalty and licensing activities generated segment operating income of $15.9 million in 1999, compared with $9.7 million in 1998. This increase primarily relates to higher Tiazac(R) royalties and the licensing agreement with Mylan with respect to Verelan.

INTEREST

Net interest expense was $8.2 million in the first nine months of 1999 compared to $254,000 in 1998. The increase was primarily due to the interest expense associated with the $125 million U.S. Dollar Senior Notes bearing interest at 10 7/8%, which the Company issued in November, 1998.

INCOME TAXES

Income taxes in the first nine months of 1999 were $2.4 million compared to $1.6 million in 1998. The Company's tax provision is reflective of the geographic sources of income at the appropriate rates within each tax jurisdiction. The benefit of tax losses in the Canadian entity has not been recognized for accounting purposes.

NET INCOME

Net income increased by 22.6% to $37.5 million for the first nine months of 1999 as compared to $30.6 million in the comparable period in 1998.

EBITDA

For the reasons set forth above EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, increased by $17.0 million or 47.2% to $53.0 million for the first nine months of 1999 from $36.0 million in the comparable period in 1998. The ratio of total debt at September 30, 1999 to EBITDA for the nine months ended September 30, 1999 was 2.4:1 compared to 0.4:1 in 1998.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash and short-term deposits of $22.9 million at September 30, 1999, as compared to $78.3 million at December 31, 1998. At September 30, 1999, working capital was $45.4 million compared to $115.3 million at December 31, 1998, which represented a working capital ratio of 2.0:1 as compared to 6.1:1, respectively.

Cash flow from operating activities (after adding back non-cash charges) was $57.1 million for the first nine months of 1999 as compared to $33.3 million in the comparable period in 1998. Cash requirements for non-cash operating items decreased for the first nine months of 1999 and were primarily attributable to increases in accounts payable and accrued liabilities and in customer prepayments offset by an increase in accounts receivable.

Investing activities in the first nine months of 1999 totaled $84.2 million and related primarily to the investment in Fuisz Technologies Ltd. ("Fuisz") of $77.5 million and capital asset additions of $5.3 million. In the comparable period in 1998, investing activities totaled $31.6 million of which the majority related to the acquisition of the royalty interest from Galephar of $15 million and long-term investments of $10.0 million.

Net cash used in financing activities was $28.3 million for the first nine months of 1999 as compared to $8.1 million in the comparable period in 1998. The cash utilization for the first nine months of 1999 reflects the repurchase of common shares in the amount of $30.6 million, the repayment of long-term debt of $667,000, offset in part by the issuance of share capital, primarily on the exercise of stock options, of $3.0 million. In the comparable period in 1998, cash utilization reflected the repurchase of common shares in the amount of $22.6 million, offset in part by the issuance of share capital primarily on the exercise of stock options of $3.8 million and a net increase in long term debt of $10.7 million.

Exchange rate changes in foreign cash balances resulted in an increase in cash of $76,000 in the first nine months of 1999 as compared to a reduction of cash of $19,000 in the comparable period in 1998.

As a result of the foregoing, we had negative cash flow of $55.3 million for the first nine months of 1999 compared to $6.4 million in 1998.

Total long-term debt (including current portions thereof) was $126.2 million as at September 30, 1999 compared to $126.8 million at December 31, 1998 resulting in a debt to equity ratio of 2.7:1 and 2.9:1, respectively. Long-term debt is comprised of $125 million U.S. Senior Notes and the balance of a non-interest bearing government loan.

We believe we have adequate capital and sources of financing to support our existing ongoing operational requirements. As discussed below, the Company has completed a merger agreement with Fuisz which has increased our cash requirements. In order to finance these cash requirements and to support our continued growth objectives we have completed a public offering, as discussed below, which generated gross proceeds of $255 million. In addition, we have established a new $25 million banking facility. There can be no assurance, however, that these financial resources will be sufficient to sustain our longer-term growth objectives.

We and our subsidiaries generate revenue and expenses primarily in U.S. and Canadian dollars. In the first nine months of 1999, revenue was generated in the following proportions: 87% in U.S. dollars, 13% in Canadian dollars. In addition, expenses were incurred in the following proportions: 63% in U.S. dollars, and 37% in Canadian dollars. We do not believe that our exposure to foreign currency exchange risk is significant because of the relatively minor, and diminishing, proportion of Canadian dollar to U.S. dollar denominated transactions. We have not historically utilized foreign currency hedging instruments.

Inflation has not had a material impact on the Company's operations.

ACQUISITION

As of November 12, 1999, we have completed the merger with Fuisz pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement") dated as of July 25, 1999. The details of the purchase are described below:

On July 25, 1999, Biovail, Fuisz and ABCI Acquisition Sub. Corporation (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of Biovail, entered into the Merger Agreement pursuant to which Biovail agreed to cause the Purchaser to promptly commence an offer (the "Offer") to purchase up to 6,585,225 of the outstanding shares of common stock of Fuisz at a purchase price of $7 per share, net to the seller in cash. The Purchaser and its affiliates beneficially owned 4,209,829 of such shares. According to information provided by Fuisz to the Purchaser, there were 22,030,723 shares of common stock of Fuisz outstanding as of July 25,1999. Accordingly, by acquiring 6,585,225 shares of Fuisz pursuant to the Offer, Biovail and its affiliates would own, beneficially, approximately 49% of the outstanding shares of Fuisz.

On September 3, 1999, pursuant to the terms of the Offer, Biovail and the Purchaser accepted for payment 6,585,225 shares of common stock of Fuisz.

The Merger Agreement further provided, among other things, that, after the purchase of the shares of Fuisz pursuant to the Offer and subject to the satisfaction or waiver of certain conditions as set forth in the Merger Agreement, including the receipt of Fuisz shareholder approval, the Purchaser would merge with and into Fuisz (the "Merger"), with Fuisz surviving the Merger as a wholly-owned subsidiary of Biovail.

On November 12, 1999, the shareholders of Fuisz approved and adopted the Merger Agreement. Under the terms of the Merger Agreement, each outstanding share of Fuisz common stock not already owned by Biovail was converted into the right to receive .1197 of a share of Biovail common shares. Based on this ratio, Biovail issued approximately 1,500,000 common shares.

We will account for this acquisition using the purchase method of accounting in accordance with Canadian and U.S. GAAP.

PUBLIC OFFERING

On October 20, 1999, we completed a public offering of 5,000,000 common shares. A total of 4,545,000 shares were sold in the U.S. and outside of Canada, and 455,000 shares were sold in Canada. Gross proceeds from this offer were $255 million. A portion of these proceeds will be used to purchase all of Fuisz's outstanding 7% Convertible Subordinated Debentures, in the amount of $75 million plus accrued and unpaid interest, which became payable upon the successful completion of the Merger.

On October 22, 1999, the Company and certain directors and executive officers of the Company completed the sale of an additional 750,000 common shares of the Company pursuant to an over-allotment option granted to the U.S. underwriters at a price of US$51 per share. Of the 750,000 additional shares, 660,000 were sold by the selling shareholders and 90,000 of the shares were sold by the Company. In addition, two of the selling shareholders exercised existing options to obtain the shares sold by them. The Company received additional gross proceeds of US$4,590,000 upon the completion of the over-allotment sale.

YEAR 2000 COMPLIANCE

The Company's Year 2000 program is substantially complete. The total cost of the Year 2000 project was estimated at $500,000 which is being funded through operating cash flow. To date, we have incurred approximately $460,000, related to assessment and remediation for our Year 2000 project and the development of a contingency plan. Approximately 50% of all costs associated with the Year 2000 project have been capitalized and will be amortized in accordance with company policy. The balance will be expensed as incurred.

We utilize enterprise resource planning systems in the operation of our core business functions. In conjunction with third party consultants, substantial efforts have been made to test all components of the enterprise resource planning system for Year 2000 compliance. The evaluation of test results indicate that there are no known Year 2000 issues.

We have identified and contacted key suppliers, partners and collaborators to determine their stage of readiness for the Year 2000. Despite our best efforts, risks of third party compliance are not directly within the Company's control and are difficult to assess.

To avoid manufacturing operations disruptions and product quality issues through failures of equipment or environmental systems, we have an inventory of all the equipment and software applications that we use in our operations that could be impacted in a material way by the Year 2000 issue. All equipment has been assessed and there are no known Year 2000 issues.

The scope of our contingency plan in the event of Year 2000 difficulties includes environmental systems, computer systems, manufacturing equipment and the supply of goods and services. A contingency plan for each location within the Company has been developed. A final review of these plans will occur in December 1999.

The Company believes that it has taken the necessary steps to resolve the Year 2000 issues and does not anticipate that Year 2000 problems will have any material impact on its operations. However, due to the general uncertainty inherent in the Year 2000 conversion, particularly related to the readiness of other parties, there can be no guarantees.

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this report contains information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

                        BIOVAIL CORPORATION INTERNATIONAL
                           PART II - OTHER INFORMATION


1.   OPERATIONAL INFORMATION

The press releases issued by the Company subsequent to the filing of SEC form 6-K on August 30, 1999 are attached as the following exhibits:

          a) On September 3, 1999, the Company and Fuisz Technologies Ltd. announced the results of the tender offer.

          b) On September 21, 1999, the Company announced a public offering in Canada and the United States.

          c) On October 14, 1999, the Company announced it had acquired exclusive marketing rights for the U.S. to Elan Corporation plc's generic versions of Adalat CC.

          d) On October 15, 1999, the Company announced its offering of 5,000,000 shares of common stock at U.S.$51.00 per share.

          e) On October 20, 1999, the Company announced the completion of its public offering of 5,000,000 common shares.

          f) On October 25, 1999, the Company announced it had received tentative approval in the U.S. from the FDA for its generic versions of Cardizem CD.

          g) On October 25, 1999, the Company and Fuisz Technologies Ltd. announced the sale of the German, French and Italian subsidiaries of Fuisz.

          h) On October 28, 1999, the Company announced record 1999 third quarter and year-to-date financial results.

          i) On November 10, 1999, the Company announced the average share price and expected exchange ratio for the Fuisz Technologies Ltd. acquisition.


          j) On November 12, 1999, the Company announced the Board of Directors had approved the convening of a Special Shareholder Meeting to authorize a 2-for-1 stock split of its common stock.


          k) On November 12, 1999, the Company and Fuisz Technologies Ltd. announced that the stockholders' of Fuisz had approved and adopted the Agreement and Plan of Merger.


          l) On November 16, 1999, the Company announced that it had received notification that the Company would be added to the consumer sector of the TSE 100 Index.

          m) On November 17, 1999, the Company announced that its wholly-owned subsidiary Biovail Technologies Ltd. (formerly Fuisz Technologies Ltd.) had commenced an offer to purchase all of its outstanding 7% convertible subordinated debentures.

2.   LEGAL PROCEEDINGS

     For detailed information concerning legal proceedings, reference is made to
     Note 16 in the financial statement contained as part hereof and to the Annual Report on Form-20F for the year ended December 31, 1998.

3. The material issued by the Company to shareholders are attached as the following exhibits:

          n)   The 1999 Third Quarter Report to shareholders.


4. Reporting issued to Canadian Security Administrators and Stock Exchanges are attached as the following exhibits:

          o)   Form 27 - Material Change Report dated August 10, 1999.

          p)   Form 27 - Material Change Report dated September 28, 1999.

          q)   Form 27 - Material Change Report dated October 22, 1999.

5.   ADDITIONAL DEVELOPMENTS

     EQUITY OFFERING

     On October 20, 1999, the Company completed a public offering of 5,000,000 common shares at US$51 per share for gross proceeds of US$255 million (the "Public Offering"). On October 22, 1999, the Company and certain directors and executive officers of the Company completed the sale of an additional 750,000 common shares of the Company pursuant to an over-allotment option granted to the U.S. underwriters at a price of US$51 per share. Of the 750,000 additional shares, 660,000 were sold by the selling shareholders and 90,000 of the shares were sold by the Company. In addition, two of the selling shareholders exercised existing options to obtain the shares sold by them. The Company received additional gross proceeds of US$4,590,000 upon the completion of the over-allotment sale.

     STOCK SPLIT

     On November 12, 1999, the Company announced it would convene a special shareholders meeting to authorize a 2 for 1 stock split.

     ACQUISITION OF FUISZ TECHNOLOGIES LTD.

     On November 12, 1999, the Company completed its acquisition of Fuisz in a two-stage cash and stock transaction. The Company purchased 6,585,225 shares of Fuisz for total consideration of $75.6 million in cash. Based on an exchange ratio determined in accordance with the merger agreement, each share of Fuisz outstanding on November 12, 1999 (other than shares owned by the Company and its affiliates) converted into the right to receive .1197 of one common share of the Company. Accordingly, the Company anticipates issuing approximately 1,500,000 common shares in exchange for Fuisz shares. In accordance with the terms of the indenture governing the 7% convertible subordinated debenture of Fuisz, on November 16, 1999 the Company and Fuisz commenced an offer to repurchase the $75 million of outstanding convertible debentures. The offer is scheduled to expire on December 16, 1999.

     Fuisz (now renamed Biovail Technologies Ltd.) is an international company that is engaged in the development, manufacture and commercialization of a wide range of drug delivery, nutraceutical and food ingredient products utilizing its proprietary CEFORM(TM), Shearform(TM) and other drug delivery technologies. Fuisz has research and manufacturing facilities in Virginia, as well as in Dublin and Clonmel, Ireland.

     The Company believes that the acquisition of Fuisz strengthens and broadens its position as a drug delivery company and provides several strategic benefits, including the following:

     Attractive portfolio of proprietary technologies. The acquisition of Fuisz significantly enhances the Company's ability to apply a variety of advanced drug delivery technologies and delivery forms to a substantially broader range of drugs. The Company believes these technologies are simpler and significantly more flexible than competing technologies in the marketplace. Fuisz utilizes proprietary technologies to formulate and taste mask drugs in a wide variety of delivery forms, including rapid dissolve, enhanced absorption and controlled release. Access to this portfolio of proprietary drug delivery technologies, including the patented CEFORM(TM) and Shearform(TM) technologies, will allow the Company immediately to expand its delivery platforms.

     Leveraging of scientific knowledge. The acquisition of Fuisz augments the Company's own scientific knowledge and expertise, enhancing its technology and product development capabilities. The Company believes that allowing its scientists to work and share ideas with Fuisz's scientists will enable the Company to increase and accelerate its technology and product development efforts.

     Access to critical pharmaceutical company relationships. The acquisition of Fuisz significantly expands the Company's network of pharmaceutical company relationships. The Company will retain many of these relationships and expand their depth and breadth where significant benefits can be achieved.

     Advantageous operational locations. The acquisition of Fuisz provides the Company with a base for increased U.S. expansion opportunities. In October, 1999 Fuisz sold certain of its continental European operations and the rights to a particular product for gross consideration of U.S. $39.5 million in cash.

     Fuisz's technology involves drug delivery platforms and the application of such platforms to specific product development programs. Fuisz currently is involved in 13 product development projects for a number of pharmaceutical companies, which projects are at varying stages of development. Two of such projects have been submitted for approval with the applicable regulatory authorities, one of which was submitted to the Food and Drug Administration in the United States in June 1998 and the other of which was submitted to the Medical Control Agency in the United Kingdom in April 1998. Based on the Company's preliminary review of the technology and after discussions with management of Fuisz, the Company estimates that if the product development projects for the remaining 11 projects proceed as currently scheduled, these projects would be completed in accordance with Fuisz's contractual obligations with the relevant customers during the next 12 months. Although the Company has commenced a review of the technology and the contractual and scientific bases of these projects, the Company has not yet completed its review and, accordingly, schedules for the completion of any one or more projects are only estimates. The Company has also retained a third-party to value the technology and projects under accepted appraisal methodologies. Upon completion of its review and the receipt of the appraisal, the Company intends to prioritize development efforts following the completion of the acquisition.

     Fuisz's technology has not been employed in any product that has received regulatory approval to date. The completion of any of the current in-process development projects involves significant risk and complex scientific issues. The Company cannot be certain that the technology can be commercially applied in any products or that, if successfully applied, the pharmaceutical companies on whose behalf the Company is developing these projects will market the products successfully. As is the case in most pharmaceutical development projects, it will take a number of years to achieve viable commercial levels of production of a product utilizing Fuisz's technology due to the lengthy time associated with manufacturing approvals and strategic marketing partnering. As the revenue stream from any such products will not be fully realized until the products are approved and commercialized, this could take a significant number of years. However, if successful, the application of Fuisz's technology will provide the Company with a source of income from both royalties and manufacturing activities. To date the Company has not yet determined the potential costs associated with the successful commercialization of any of these projects.

     If successful, Fuisz's technology and products would be expected to have extended life cycles. Because Fuisz technology is based on drug delivery technology, the technology and its application can be applied to numerous products. Although the risk of technological feasibility is always present, the Company's strategy is to exploit the technology through numerous product developments, which the Company believes should result in the life of the technology being at least fifteen years.

     Except as may be effected in connection with the integration of operations referred to above, the Company does not have any present plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of assets, involving Fuisz or any of its subsidiaries, or any material changes in Fuisz's corporate structure or business or the composition of Fuisz's management or personnel.

     On a pro forma basis, in accordance with Canadian GAAP and after giving retroactive effect to the acquisition of Fuisz and the issuance of 5,000,000 shares in the Company's recent public offering (at an assumed price), for the twelve months ended December 31, 1998 the Company would have had revenues of $154.0 million, net income of $10.2 million and earnings per share of $0.31, and for the six months ended June 30, 1999 the Company would have had revenues of $91.2 million, net income of $1.1 million and earnings per share of $0.04. The complete unaudited pro forma combined financial information and the underlying assumptions and events on which such information is predicated is set forth under Unaudited Pro Forma Combined

Financial Information included in the Registration Statement of the Company on Form F-10 filed with the Securities and Exchange Commission on October 15, 1999.

     GENERIC VERSION OF CARDIZEM CD

     The Company received technical approval from the FDA in October 1999 for its generic versions of Cardizem CD. The Company's generic version of Cardizem CD was not the subject of patent infringement litigation and, therefore, the Company is free to begin marketing this product upon the expiration of 180 days of marketing exclusivity available to the "first to file" applicant pursuant to the provisions of the Waxman-Hatch legislation. The Company expects to begin marketing its generic Cardizem CD through its marketing partner, Teva Pharmaceuticals USA Inc., in December 1999.

     ADALAT CC

     The Company received tentative approval from the FDA in June 1999 for its 30 mg. and 60 mg. generic versions of Adalat CC. Tentative approval means that the scientific aspects of the product have been approved by the FDA. The Company was the first company to file an Abbreviated New Drug Application ("ANDA") for the 60 mg. strength of Adalat CC and will therefore be entitled to 180 days of marketing exclusivity. Elan Corporaton plc was the first to file an ANDA for the 30 mg. strength. The Company has entered into an agreement with Elan giving the Company exclusive marketing rights for the United States for Elan's generic versions of Adalat CC in return for certain up front payments and future royalties. The Company will thus be able to launch a 30 mg. Adalat CC product, which the Company intends to do through Teva Pharmaceuticals, six months earlier than previously scheduled.

     VERELAN/MYLAN AGREEMENT

     In March 1999, the Company entered into agreements with Mylan for the marketing of all dosages of a generic version of Verelan using its ANDA first filer status and Mylan's product approval, which was granted on April 22, 1999. Mylan will manufacture all of the Company's requirements for Verelan until its version of the product is approved. The Company markets this product through its licensee, Teva, and Mylan independently markets and prices the product on its own behalf.

     CELEXA DEVELOPMENT AND MARKETING AGREEMENTS

     In December 1998, the Company entered into a multi-faceted ten-year agreement with Lundbeck for the development of a novel controlled-release formulation of the anti-depressant citalopram, marketed under the trademark Celexa in the United States. Under the agreement, the Company will develop, manufacture and supply a controlled-release version of citalopram for commercial sale by Lundbeck or its licensees worldwide. In exchange, Lundbeck will pay the Company product development fees and an agreed upon supply price upon commercialization of the controlled-release citalopram product.

     In addition, Lundbeck has entered into an agreement with the Company by which Crystaal will co-promote the immediate-release version of Celexa in collaboration with Lundbeck Canada Inc. Crystaal will promote Celexa to primary care physicians and will receive co-promotion fees for contributing to the marketing of Celexa in Canada. On February 10, 1999, Lundbeck's immediate-release version of Celexa was approved for marketing by Health Canada's Therapeutic Products Program ("TPP") for the symptomatic relief of depression.

     Citalopram, an anti-depressant, belongs to a class of drugs known as SSRIs (Selective Serotonin Reuptake Inhibitors). Citalopram is the best selling anti-depressant in 13 countries, including eight in Europe, and has been introduced in more than 60 countries worldwide under several trade names including Celexa, Cipramil and Seropram. The worldwide market for such anti-depressants is estimated to be in excess of $7 billion annually, growing at a rate of 17% annually. Citalopram is a leading anti-depressant in Europe, growing at a rate of 28% annually. Compared to many other SSRIs, citalopram has an improved side effect profile and a lower incidence of drug interactions when taken concurrently with other medications.

     INTELLIPHARMACEUTICS INC. AGREEMENT

     In March 1999, the Company entered into an agreement with Intellipharmaceutics Inc., a company formed by its former


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Vice President of Research. Under the agreement, Intellipharmaceutics utilizes certain of its proprietary technology to help in formulating products. Intellipharmaceutics will receive milestone payments and royalties with respect to these products. While the Company believes most of Intellipharmaceutics' resources will be spent in the formulation of its products in the near term, the agreement permits Intellipharmaceutics to make its services and technology available to others.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                          Biovail Corporation International





November 30, 1999                         By  /s/John R. Miszuk
                                              -----------------
                                          John R. Miszuk
                                          Vice President, Controller




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